January 6, 2020

Evangelos J. Pistiolis
Chief Executive Officer
TOP Ships Inc.
1 Vas. Sofias and Meg. Alexandrou Str.
15124 Maroussi, Greece

       Re: TOP Ships Inc.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed December 27, 2019
           File No. 333-234744

Dear Mr. Pistiolis:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 13, 2019 letter.

Amendment No. 1 to Form F-1

General

1. We note your response to prior comment 3. Please revise the prospectus to state clearly whether you intend for the exclusive forum provision to apply to actions arising under
       U.S. federal securities laws.
 Evangelos J. Pistiolis
FirstName LastNameEvangelos J. Pistiolis
TOP Ships Inc.
January 6, NameTOP Ships Inc.
Comapany2020
Page 2
January 6, 2020 Page 2
FirstName LastName
      Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or, in her absence,
Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Gary Wolfe